Exhibit 99.1

QMMM Holdings Limited Announces Pricing of $8.6 Million Initial Public Offering

Hong Kong, July 18, 2024 (PRNEWSWIRE) — QMMM Holdings Limited (the “Company” or “QMMM”), a digital media advertising, virtual avatar & virtual apparel technology service provider in Hong Kong, today announced the pricing of its initial public offering (the “Offering”) of 2,150,000 ordinary shares at a price of $4.00 per share. The ordinary shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on July 19, 2024 under the ticker symbol “QMMM.”

The aggregate gross proceeds from the Offering will be $8.6 million, before deducting underwriting discounts and other related expenses. The Offering is expected to close on or about July 22, 2024, subject to the satisfaction of customary closing conditions. QMMM has granted the underwriter a 45-day option to purchase up to an additional 322,500 ordinary shares at the public offering price, less underwriting discounts and commissions.

The Offering is being conducted on a firm commitment basis. WallachBeth Capital, LLC is acting as the lead underwriter for the Offering. FisherBroyles, LLP is acting as U.S. securities counsel to the Company, and Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to WallachBeth Capital, LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-274887) and was declared effective by the SEC on July 1, 2024. The Offering is being made only by means of a final prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained, when available, from WallachBeth Capital, LLC, Harborside Financial Center Plaza 5, 185 Hudson Street, Ste 1410, Jersey City, NJ 07311, by email to cap-mkts@wallachbeth.com , or by calling +1 646.237.8585. In addition, the final prospectus will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About QMMM Holdings Limited

QMMM Holdings Limited (the “Company”) is an award-winning digital advertising and marketing production services company. Through its operating subsidiaries ManyMany Creations Limited and Quantum Matrix Limited in Hong Kong, the Company has used interactive design, animation, art-tech and virtual technologies in over 500 commercial campaigns. The Company has worked with large domestic and international banks, real estate developers, world famous amusement park, top international athletic apparel and footwear brands and luxury cosmetic products and international brands for their advertising and creation work in Hong Kong. Standing prominently in Hong Kong for over 18 years in the industry, with top creativity, premium account servicing, and ever-advancing tech R&D, the Company continues to be one of the top premium choices for enterprises and multinational enterprises looking for large scale content-heavy and tech-integrated campaigns. The clients of the Company include local and international banks, real-estate developers, luxury brands, high fashion houses, and theme parks.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

QMMM Holdings Limited

Phone: +852 3549 6889

Email: info@qmmm.io